

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2021

Donald Taylor
Chief Executive Officer
AUGUSTA GOLD CORP.
Suite 555-999 Canada Place
Vancouver, BC, Canada V6C 3E1

      Re: AUGUSTA GOLD CORP.
           Registration Statement on Form S-3
           Filed June 21, 2021
           File No. 333-257183

Dear Mr. Taylor:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Timothy Collins at 202-551-3176 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation

cc: Jason Brenkert